September 27, 2019

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Canon Inc. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2018 (the “20-F”)
Filed March 28, 2019
File No. 1-15122

Dear Ms. Blye:

We respectfully submit this letter in response to your August 30, 2019 letter requesting supplemental information relating to the Company’s 20-F. We thank you for your patience as we collected and processed the information necessary for our response, and we apologize for the delay in responding beyond the initial ten business day period.

For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Staff Comment

1.

In your letter to us dated July 21, 2016, you discussed contacts with Syria. Canon Middle East’s website provides contact information for Syria and Canon Medical Systems website provides contact information for third parties in Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your 2016 letter, and with Sudan, including contacts with those countries’ governments, whether through subsidiaries, distributors, customers, affiliates, or other direct or indirect arrangements.

Response

As we reported in our letter dated July 21, 2016, in 2013, the Company initiated a policy requiring that the management of Canon Europa N.V. (“Canon Europa”), our direct subsidiary, maintain stricter control of its business activities in Syria and Sudan. Further, the Company’s policy also requires that Canon Medical Systems Corporation (“CMSC”), a direct subsidiary we acquired in December 2016, maintain strict control of its business activities in Syria and Sudan as well. The Company has been continuously monitoring its business activities in Syria and Sudan in compliance with this policy.

Please see below for a description of the Company’s contacts with Syria and Sudan. Total net sales to Syria and Sudan in each of the fiscal years ended December 2016, 2017 and 2018 were one-tenth of one percent (0.1%) or less of the Company’s total consolidated net sales, which were 3,401.5 billion yen, 4,080.0 billion yen and 3,951.9 billion yen, respectively. The Company continues to have very limited business activities relating to those countries. In the most recent interim period, the six months ended June 30, 2019, the Company’s net sales to those countries continued to account for less than one-tenth of one percent (0.1%) of its total consolidated net sales, which were 1,770.3 billion yen.

Canon Middle East FZ-LLC, a subsidiary of Canon Europa, sold copiers, facsimile machines, printers, and other office imaging products to one unaffiliated distributor in Syria until 2018. Additionally, CMSC sells medical equipment to unaffiliated distributors in Japan, which distribute the equipment into Syria and Sudan through unaffiliated third parties.

The Company does not have any direct agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or with entities controlled by those governments. However, the Company has indirect sales of medical equipment to hospitals in Syria and Sudan, which are controlled by those governments, through the above-mentioned channels.

Staff Comment

2.

Please discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism.

Response

The Company does not believe its contacts with Syria and Sudan are material, either individually or in the aggregate, in quantitative or qualitative terms. Aggregate direct and indirect sales to these countries are insignificant, as noted above. Except for de minimis accounts receivables from the above-mentioned resellers and distributors, the Company does not hold any assets or liabilities related to Syria or Sudan.

Given the Company’s internal export controls procedures discussed below, the extremely limited nature of the Company’s direct and indirect sales to Syria and Sudan, and the Company’s lack of a physical presence or investment in, or ties to the governments of those countries, the Company does not believe that the reporting or divestment initiatives will have a material impact on investor sentiment.

Staff Comment

3.

We note your disclosure about selling medical devices. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to comment 1 above involve dual use products or components.

Response

The Company maintains controls designed to ensure compliance with applicable export control regulations, including those established by Japan, whose export control rules for dual-use goods are based on the Wassenaar Arrangement’s List of Dual-Use Goods and Technologies. As defined by the Wassenaar Arrangement’s Criteria for the Selection of Dual-Use Items, dual-use goods and technologies to be controlled are those which are major or key elements for the indigenous development, production, use or enhancement of military capabilities. As discussed above, the Company does sell certain office equipment and medical equipment into Syria and Sudan. However, the Company does not sell any dual-use goods or technology, as defined under the Wassenaar Arrangement, in these countries.

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter or any further comments on the Company’s 20-F, please do not hesitate to contact Sachiho Tanino of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-9680; E-Mail: tanino.sachiho@mail.canon) or Jon Gray (Tel: +81-3-5574-2600; Fax: +81-3-5574-2830; E-Mail: jon.gray@davispolk.com) of Davis Polk & Wardwell LLP, our outside US counsel.

Very truly yours,

CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO